Exhibit 99.1

HUAZHU GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on June 25, 2021
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Huazhu Group Limited (the “Company”) will be held at No. 699, Wuzhong Road, Minhang District, Shanghai, People’s Republic of China on June 25, 2021 at 10:00 a.m., local time, and at any adjourned meeting thereof, for the following purposes:

AGENDA

To consider and, if thought fit, pass the following resolutions:

1.	Resolved, As An Ordinary Resolution:

THAT the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2021 and the authorization for the directors of the Company to determine the remuneration of the auditor be and is hereby authorized and approved.

2.	Resolved, As An Ordinary Resolution:

THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the subdivided ordinary shares, and with effect from the second business day following the day on which this resolution is passed by the shareholders of the Company, the sub-division of each issued and unissued ordinary share of the Company with a par value of US$0.0001 each into 10 ordinary shares with a par value of US$0.00001 each and the sub-division of each issued and unissued preferred share of the Company with a par value of US$0.0001 each into 10 preferred shares with a par value of US$0.00001 each (the “Sub-Division”) be and are hereby authorized and approved, such that the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 ordinary shares of par value of US$0.00001 each and 10,000,000,000 preferred shares of par value US$0.00001 each.

3.	Resolved, As A Special Resolution:

THAT, subject to the passing of the above Resolution 2, and with effect from the Sub-Division becoming effective, the amendments to the current memorandum and articles of association of the Company in the manner as detailed in the proxy statement be and are hereby approved and the amended and restated memorandum and articles of association in the form as set out in Exhibit A in the proxy statement be and is hereby approved and adopted in substitution for and to the exclusion of the current memorandum and articles of association of the Company.

4.	Resolved, As An Ordinary Resolution:

THAT each director or officer of the Company or Conyers Trust Company (Cayman) Limited be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 17, 2021 Hong Kong time, as the record date (the “Ordinary Shares Record Date”) of ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 17, 2021, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADS(s) in exchange for Ordinary Shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Ordinary Shares before the Ordinary Shares Record Date.

We encourage shareholders planning to attend the AGM in person to preregister by sending an email to ywrong@huazhu.com.

In order for us to better protect your health and safety and enable us to comply with government-imposed social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, we may implement certain precautionary measures, including:

•	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

•	requiring you to wear a surgical face mask at all times during the AGM (please note that no surgical face mask will be provided at the AGM and all attendees should wear their own surgical face masks); and

•	no corporate gifts will be provided and no drinks or refreshment will be served.

Any holder of Ordinary Shares and any duly appointed proxy or corporate representative of a holder of Ordinary Shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs), which is attached to and made a part of this notice and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on the “Investor Relations – AGM Summary” section of our website at https://ir.huazhu.com/agm-summary and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Ordinary Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 23, 2021 to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., New York time, on June 16, 2021 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at https://ir.huazhu.com/investor-relations, or from the SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

By Order of the Board of Directors, Qi JI Executive Chairman

Hong Kong, May 14, 2021